Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 17, 2011	June 18, 2010

Income before income taxes	$353	$313
Losses related to equity method investees	4	15

	357	328
Add/(deduct):
Fixed charges	132	141
Interest capitalized	(10)	(6)
Distributed income of equity method investees	2	2

Earnings available for fixed charges	$481	$465

Fixed charges:
Interest expensed and capitalized (1)	$88	$95
Estimate of interest within rent expense	44	46

Total fixed charges	$132	$141

Ratio of earnings to fixed charges	3.6	3.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12